SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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VIA EDGAR H. Roger Schwall Assistant Director Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549	TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com June 24, 2016

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Re:                             AdvancePierre Foods Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 15, 2016
File No. 333-210674

Dear Mr. Schwall:

On behalf of AdvancePierre Foods Holdings, Inc. (the “Company,” “we” or “us”), enclosed is a copy of Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof.  The changes reflected in the Amended Registration Statement include those made in response to the comments of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated June 21, 2016 (the “Comment Letter”).

Set forth below are the Company’s responses to comments 3, 4 and 5 of the Comment Letter.  For your convenience, the Staff’s foregoing comments are indicated in bold italics below and are followed by the Company’s response.

Concurrent with this filing, the Company is also supplementally providing to the Staff, under separate cover, the Company’s response to comments 1 and 2 of the Comment Letter.  Because of the commercially sensitive nature of information contained therein, the supplemental response is accompanied by the Company’s request for confidential treatment for selected portions of such response.

Industry, page 73

3.                                      We note the new statistical information you added to this section. With your next amendment, please file as exhibits appropriate consents from all third parties which you commissioned to research these matters for use in connection with the registration statement and whose statistical data or findings you cite, as required by Section 7. See Securities Act Rule 436.

Response: We did not commission any of the statistical information used in the “Industry” section of the Amended Registration Statement.

Exhibit 5.1

4.                                      Counsel indicates in part that it has examined the documents it “deemed necessary or appropriate as a basis for” its opinions. Moreover, counsel states: “As to any facts relevant to the opinions stated herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and the Selling Stockholders and others and of public officials.” Notwithstanding these statements, the opinion includes assumptions that assume material facts underlying the opinion.

Please obtain and file as an exhibit a revised opinion of counsel which is complete and which does not include assumptions that assume material facts underlying the opinion or that assume readily ascertainable facts. For example, we note the language in romanettes (iii) and (iv) in numbered opinion paragraph 1 suggesting that the opinion is conditioned upon the Company having taken all necessary corporate action to approve the issuance and sale of the shares, as well as the terms of the issuance and sale of the shares not violating any applicable law or resulting in a default under or breach of any agreement binding upon the Company. For guidance, please refer to Sections II.A.2 and II.B.3.a. of Staff Legal Bulletin 19 (Corp. Fin.), October 14, 2011, which is available at www.sec.gov/interps/legal/cfslb19.htm.

Response: After reviewing and considering the Staff’s comment, we have filed a revised opinion of counsel as Exhibit 5.1 to the Amended Registration Statement.

Exhibits

5.                                      You appear to have filed incomplete and unexecuted versions of several new agreements. Please file executed copies of the term loan credit agreement (Exhibit 10.5) and the amendment to the amended and restated credit agreement (Exhibit 10.6). Also please re-file any incomplete versions of agreements (including Exhibits 10.5, 10.6, and the amended employment agreement filed as Exhibit 10.12) so that, in each case, the exhibit as filed includes any schedules and exhibits that constitute part of the agreement.

Response: We have re-filed complete and executed versions of Exhibits 1.1, 10.4, 10.5, 10.6, 10.12, 10.13, 10.14, 10.19, 10.22, 10.27 and 10.28 to the Amended Registration Statement.  We have also filed all previously omitted exhibits.

***

Please contact the undersigned at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko, Esq.

cc:                                AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.
Michael B. Sims

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.